Natural Resource Partners L.P.
1201 Louisiana, Suite 3400
Houston, Texas 77002
Phone: (713) 751-7507

February 9, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington, DC 20549
Attention: Arthur Tornabene-Zalas

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-262435) of Natural Resource Partners L.P. (the “Registrant”) filed January 31, 2022

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Friday, February 11, 2022, or as soon thereafter as is practicable.
If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-4629.
Very truly yours,

Natural Resource Partners L.P.

By:    NRP (GP) LP, its General Partner

By:    GP Natural Resource Partners LLC, its General Partner

By:    /s/ Philip T. Warman
Name:    Philip T. Warman
Title:    General Counsel and Secretary